

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

via U.S. mail and facsimile

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

> **Re: PDK Energy Inc.**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed December 20, 2010**
> **File No. 333-168661**

Dear Mr. Joffe:

We have reviewed amendment three of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. We reissue, in part, comment one from our letter dated December 1, 2010. In the risk factor which you have added in response to the comment, please disclose the limited activities which the funding from the proposed offering will support.

2. We note the disclosure in response to comment one of our last letter. This disclosure, which indicates that you must sell all of the offering to execute your business plan, does not appear consistent with other disclosures, such as "Use of Proceeds." Also, the phrase "complete this offering" is unclear, as noted in comment one of our October 6, 2010 letter. Please revise. In addition, please add an appropriate risk factor heading.

3. Your revised "Use of Proceeds" disclosure indicates that investors will likely lose their entire investment, if less than 30% of the offering is sold. Under "Liquidity and

Capital Resources" you indicate that you must raise at least $10,000 to begin operations. Please disclose these points in your risk factors, where appropriate.

Capitalization, page 14

4. Please update this section to the most recent date of the financial statements included in the prospectus.

Use of Proceeds, page 14

5. We reissue comment four from our prior letter. Although your supplemental response states that you have "corrected the table," it remains the same as in Amendment 2.

6. Please reconcile your statement in the first paragraph of this section that the net proceeds will satisfy your capital needs for approximately 12 months and the disclosure in the first full paragraph on page 16 stating that, if the maximum amount is raised, the proceeds will last eight months.

7. The revised narrative following the table does not appear consistent with table. For example, the narrative says that, if 25% or less is sold in the offering, all proceeds will be used to satisfy your disclosure requirements. The table, however, indicates that you will not have net proceeds if 25% or less is sold. Your table does not refer to the term "administration expenses" or "continuous disclosure obligations," which are discussed in the narrative. You refer to a "$5,000 budget" under "Continuous Disclosure Obligations," which does not reconcile with the table. In describing the uses of the maximum amount of offering proceeds, you indicate that they will cover " the cost of implementing the investigative aspects of our business plan including identifying and securing additional sources of financing, employee/consultants, suppliers, and customers." The table does not appear to include any of these uses of proceeds. Please revise.

8. We note the new disclosure which reads, "Our budgetary allocations may vary, however, depending upon the percentage of proceeds that we obtain from the offering. For example, we may determine that is it more beneficial to allocate funds toward securing potential financing and business opportunities in the short terms rather than to conserve funds to satisfy continuous disclosure requirements for a longer period." We reissue prior comment three, which repeats comment seven of our September 3, 2010 letter. Please fully explain the specific contingencies that could cause a change in the use of proceeds and describe the potential alternative uses, including "securing potential financing" and "business opportunities."

Dilution, page 17

9. Please update this section to the most recent date of the financial statements included in the prospectus.

Description of Business, page 25

10. We note that offering proceeds will be used to pay consultants. Please disclose your plans to use consultants, including the names and experience of these parties, the anticipated services to the company, and the amount of compensation. Please disclose under "Certain Relationships and Related Party Transaction" if appropriate. Please file any material contract as an exhibit.

Results of Operations, page 32

Liquidity and Capital Resources, page 32

11. Please update this section. We note projected dates of November and December of 2010.

12. Please clarify that your principal shareholder is not obligated to provide additional funding to PDK Energy, if true.

13. The "Use of Proceeds" section indicates that the maximum proceeds will cover, among other things, "the cost of implementing the investigative aspects of our business plan including identifying and securing additional sources of financing, employee/consultants, suppliers, and customers." These activities do not appear to be addressed in the milestones table. Please revise as appropriate and explain the term "investigative aspects of our business plan."

14. Please expand the last paragraph to fully explain how the amount of proceeds from the offering will affect the nature and extent of your activities.

Certain Relationships And Related Party Transactions, page 33

15. The notes to the financial statements for the three months ended October 31, 2010 indicate that the note to Mr. Joffe contains no fixed terms of repayment. Please disclose in this section the terms of repayment.

Directors, Executive Officers, promoters and Control Persons, page 35

16. We reissue, in part, prior comment number 10. Please provide the beginning date of Eric Joffe's employment with Cephus Holding Corporation. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Joffe should serve as a director, in light of the registrant's business and structure, as required by Item 401(e)(1) Regulation S-K.

Executive Compensation, page 36

17. Please disclose the plans to pay officers and directors. In this regard, we note the new disclosure about payment of offering proceeds to employees and consultants.

Index to Exhibits

18. Please list, in the Index to Exhibits, all exhibits filed to date, including the note to Eric Joffe.

Notes to the Financial Statements, page 45

19. We note your response to comment 12 of our letter dated December 1, 2010 and we reissue the comment. Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2 with respect to subsequent events, as applicable.

Interim Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 54

20. Please provide the disclosure required by Instruction 2 to Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Eric Joffe, President
PDK Energy Inc.
January 7, 2011
Page 5

Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Angela Collette, Esq.
Via facsimile to (321) 327-8762